Exhibit 22.1
Issuer and Guarantors of Guaranteed Securities

The following entities are included in the Obligated Group, as defined in the Annual Report on Form 10-K of Extra Space Storage Inc. to which this document is being filed as an exhibit, for the 2.550% Senior Notes due 2031 and the 2.350% Senior Notes due 2032 (collectively, the "Notes"). The guarantors have fully and unconditionally guaranteed the Notes on a joint and several basis.

Name of Issuer or Guarantor	Reported as Issuer or Guarantor	State of Incorporation or Organization
Extra Space Storage LP	Issuer	Delaware
Extra Space Storage Inc.	Parent Guarantor	Maryland
ESS Holdings Business Trust I	Subsidiary Guarantor	Massachusetts
ESS Holdings Business Trust II	Subsidiary Guarantor	Massachusetts